EXHIBIT 12.1

GENERAL MOTORS FINANCIAL COMPANY, INC.

REVISED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Successor					Predecessor
	Years Ended December 31,				Period From October 1, 2010 Through December 31, 2010	Period From July 1, 2010 Through September 30, 2010	Year Ended June 30, 2010
	2014	2013	2012	2011
COMPUTATION OF EARNINGS:
Income before income taxes	$815	$883	$744	$622	$129	$91	$353
Fixed charges	1,402	724	319	275	65	90	460

	$2,217	$1,607	$1,063	$897	$194	$181	$813

COMPUTATION OF FIXED CHARGES:
Fixed charges:(a)
Interest expense(b)	$1,393	$717	$315	$271	$64	$89	$455
Implicit interest in rent	9	7	4	4	1	1	5

	$1,402	$724	$319	$275	$65	$90	$460

RATIO OF EARNINGS TO FIXED CHARGES	1.6X	2.2X	3.3X	3.3X	3.0X	2.0X	1.8X

a)	For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.
b)	For 2014, 2013, 2012 and 2011 interest expense excludes $(33) million, $(4) million, $32 million and $67 million of purchase accounting adjustments. For the three months ended December 31, 2010, and year ended June 30, 2010, excludes $27 million, and $2 million for purchase accounting and other non-cash charges.